Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-157057, 333-157057-01 to 333-157057-44

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

TCEH FINANCE, INC.

SUPPLEMENT NO. 5 TO

MARKET MAKING PROSPECTUS DATED

MAY 4, 2010

THE DATE OF THIS SUPPLEMENT IS OCTOBER 11, 2010

On October 8, 2010, the registrant parent guarantor, Energy Future Competitive Holdings Company, filed the attached Current Report on Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – October 6, 2010

Energy Future Holdings Corp.

(Exact name of registrant as specified in its charter)

Texas	1-12833	75-2669310
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Competitive Holdings Company

(Exact name of registrant as specified in its charter)

Texas	1-34543	75-1837355
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Intermediate Holding Company LLC

(Exact name of registrant as specified in its charter)

Delaware	1-34544	26-1191638
(State or other jurisdiction of organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

(Address of principal executive offices, including zip code)

214-812-4600

(Registrants’ telephone number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

Energy Future Holdings Corp. (“EFH”) and Energy Future Competitive Holdings Company (“EFCH”), a wholly-owned subsidiary of EFH and the direct parent of Texas Competitive Electric Holdings Company LLC (“TCEH”), are each filing all of the information contained in this Form 8-K. Energy Future Intermediate Holding Company LLC (“EFIH”), which is also a wholly-owned subsidiary of EFH, is only filing the information contained in Item 8.01 of this Form 8-K.

On October 6, 2010, TCEH and TCEH Finance, Inc. (“TCEH Finance” and collectively with TCEH, the “Issuer”), a direct, wholly-owned subsidiary of TCEH, completed a private exchange transaction (the “Exchange”) pursuant to an Exchange Agreement (the “Exchange Agreement”) among the Issuer, EFCH, the subsidiary guarantors named therein (collectively with EFCH, the “Guarantors”) and certain funds and accounts managed by an institutional investor (collectively, the “Exchange Holder”). Pursuant to the Exchange Agreement, the Issuer issued approximately $336 million aggregate principal amount of its 15% Senior Secured Second Lien Notes due 2021 (the “New Notes”) in exchange for the surrender by the Exchange Holder of approximately $478 million aggregate principal amount of the Issuer’s 10.25% Senior Notes due 2015 and 10.50%/11.25% Senior Toggle Notes due 2016 (collectively, the “Old Notes”). The Old Notes have been retired and canceled.

Item 1.01.	Entry into a Material Definitive Agreement.

Indenture

On October 6, 2010, TCEH entered into an indenture (the “Indenture”) among the Issuer, the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee. Pursuant to the Indenture, the Issuer issued $335,905,000 aggregate principal amount of New Notes. The New Notes will mature on April 1, 2021. Interest on the New Notes is payable in cash quarterly in arrears on January 1, April 1, July 1 and October 1 of each year at a fixed rate of 15% per annum, and the first interest payment is due on January 1, 2011.

The New Notes are unconditionally guaranteed (the “guarantees”) on a senior basis, jointly and severally, by the Guarantors that guarantee the obligations arising under that certain Credit Agreement, dated as of October 10, 2007, as amended on August 7, 2009 (the “TCEH Senior Secured Credit Facilities”), by and among EFCH, as guarantor, TCEH, as borrower, the other guarantors party thereto, the lenders party thereto in their capacities as lenders thereunder and Citibank, N.A., as administrative agent. The New Notes are secured, on a second-priority basis, by security interests in all of the assets of TCEH, and the guarantees (other than the guarantee of EFCH) are secured on a second-priority basis by all of the assets and equity interests of all of the Guarantors other than EFCH (the “Subsidiary Guarantors”), in each case, to the extent such assets and security interests secure obligations under the TCEH Senior Secured Credit Facilities on a first-priority basis (the “Collateral”), subject to certain exceptions and permitted liens. The Collateral does not include the equity interests of any Subsidiary Guarantor from time to time to the extent that the pledge of such equity interests would result in separate financial statements of such Subsidiary Guarantor being required to be filed with the Securities and Exchange Commission (the “SEC”). The guarantee from EFCH is not secured.

The New Notes are senior obligations of the Issuer and rank equally in right of payment with all existing and future senior debt of the Issuer. The New Notes are effectively subordinated to TCEH’s obligations under the TCEH Senior Secured Credit Facilities and TCEH’s first-lien commodity and interest rate hedges and any future obligations subject to first-priority liens on the Collateral, to the extent of the value of the Collateral, and to all secured obligations of TCEH that are secured by assets other than the Collateral, to the extent of the value of the assets securing such obligations. The New Notes are structurally subordinated to all existing and future debt and liabilities of TCEH’s non-guarantor subsidiaries. The New Notes are effectively senior in right of payment to all existing and future unsecured debt of the Issuer to the extent of the value of the Collateral (after taking into account any first-priority liens on the Collateral). The New Notes are senior in right of payment to any future subordinated debt of the Issuer.

The guarantees of the New Notes from the Subsidiary Guarantors (the “Subsidiary Guarantees”) are effectively senior to any unsecured debt of the Subsidiary Guarantors to the extent of the value of the Collateral (after taking into account any first-priority basis obligations secured by the Collateral. The Subsidiary Guarantees are effectively subordinated to all debt of the Subsidiary Guarantors secured by the Collateral on a first-priority basis or that is secured by assets that are not part of the Collateral, to the extent of the value of the collateral securing that debt. EFCH’s guarantee ranks equally with its unsecured debt (including debt it guarantees on an unsecured basis) and is effectively subordinated to any of its secured debt to the extent of the value of the collateral securing that debt.

The New Notes and the Indenture restrict TCEH’s and its restricted subsidiaries’ ability to, among other things, make restricted payments, including certain investments, incur debt and issue preferred stock, incur liens, permit dividend and other payment restrictions on restricted subsidiaries, merge, consolidate or sell assets and engage in transactions with affiliates. These covenants are subject to a number of important limitations and exceptions. The New Notes and the Indenture also contain customary events of default, including, among others, failure to pay principal or interest on the New Notes or the Guarantees when due. If an event of default occurs under the New Notes and the Indenture, the trustee or the holders of at least 30% in principal amount outstanding of the New Notes may declare the principal amount on the New Notes to be due and payable immediately.

The Issuer may redeem the New Notes, in whole or in part, at any time on or after October 1, 2015, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before October 1, 2013, the Issuer may redeem up to 35% of the aggregate principal amount of the New Notes from time to time at a redemption price of 115.00% of the aggregate principal amount of the New Notes, plus accrued and unpaid interest, if any, with the net cash proceeds of certain equity offerings. The Issuer may also redeem the New Notes at any time prior to October 1, 2015 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. Upon the occurrence of a change in control, the Issuer must offer to repurchase the New Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

The New Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the Securities Act.

A copy of the Indenture is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The above description of the Indenture is qualified in its entirety by reference to the attached Indenture.

Registration Rights Agreement

On October 6, 2010, the Issuer and the Guarantors also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Exchange Holder. Pursuant to the Registration Rights Agreement, the Issuer and the Guarantors have agreed to use their commercially reasonable efforts to register with the SEC notes having substantially identical terms as the New Notes (except for provisions relating to the transfer restrictions and payment of additional interest) as part of an offer to exchange such registered notes for the New Notes; provided that such exchange offer registration statement need not be filed (or declared effective) if the New Notes held by holders eligible to participate in any such exchange offer (a) become freely transferable by such holders pursuant to Rule 144 under the Securities Act or any successor provision thereto or otherwise where no conditions of Rule 144 are then applicable (other than the holding period requirement in paragraph (d)(1)(ii) of Rule 144 so long as such holding period requirement is satisfied), (b) do not bear any restrictive legends and (c) do not bear a restrictive CUSIP number. If the exchange offer registration statement has not been filed and declared effective within 360 days after the original issue date of the New Notes (if the Issuer and the Guarantors are then required to make an exchange offer) or such registration statement ceases to be effective at any time during the prescribed registration period (subject to certain exceptions) (a “Registration Default”), the annual interest rate on the New Notes will increase by 25 basis points for the first 90-day period during which a Registration Default continues, and thereafter the annual interest rate on the Notes will increase by 50 basis points over the original interest rate for the remaining period during which the Registration Default continues. If the Registration Default is corrected, the applicable interest rate on such notes will revert to the original level.

A copy of the Registration Rights Agreement is attached hereto as Exhibit 4.2 and is incorporated herein by reference. The above description of the Registration Rights Agreement is qualified in its entirety by reference to the attached Registration Rights Agreement.

Security Documents

In connection with the issuance of the New Notes, the Issuer and the Subsidiary Guarantors entered into a second lien pledge agreement (the “Second Lien Pledge Agreement”) and a second lien security agreement (the “Second Lien Security Agreement”), each dated as of October 6, 2010, to reflect the pledge by the Issuer and the Subsidiary Guarantors of the Collateral in favor of The Bank of New York Mellon Trust Company, N.A., in its capacity as collateral agent, for the benefit of the holders of the New Notes. In addition, the Issuer, the Guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., in its capacity as collateral agent under the Indenture and Citibank, N.A., in its capacity as administrative agent under the TCEH Senior Secured Credit Facilities, entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of October 6, 2010. The Intercreditor Agreement specifies the time and method by which the various secured parties may enforce their security interests in the Collateral.

The above description of the material terms of the Second Lien Pledge Agreement, the Second Lien Security Agreement and the Intercreditor Agreement is qualified in its entirety by reference to the Second Lien Pledge Agreement, the Second Lien Security Agreement and the Intercreditor Agreement, which are attached hereto as Exhibits 4.3, 4.4 and 4.5, respectively, and incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

The information relating to the Indenture and the New Notes set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 8.01.	Other Events.

Exchange

The information relating to the private exchange transaction set forth in the second paragraph under “Explanatory Note” in this Current Report on Form 8-K is incorporated by reference in this Item 8.01.

Impairment of Goodwill

EFH and EFCH expect that their third quarter 2010 results will include a non-cash goodwill impairment charge of approximately $4 billion. The charge is not deductible for income tax purposes. This amount is management’s best estimate of goodwill impairment pending finalization of the measurement of fair value of the underlying assets and liabilities. EFH and EFCH intend to reflect the final goodwill impairment charge in their September 30, 2010 financial statements. EFH expects that the charge will consist entirely of impairment of goodwill related to its Competitive Electric segment, and remaining goodwill related to the segment and EFCH after the charge will total approximately $6 billion. The Competitive Electric segment consists primarily of TCEH, EFH’s indirect, wholly-owned subsidiary that serves as a holding company for competitive businesses that are engaged in electricity generation, wholesale energy market activities and retail energy electricity sales in Texas.

The goodwill impairment charge reflects the estimated effect of lower wholesale power prices on the value of TCEH, driven by the sustained decline in forward natural gas prices, as indicated by EFH’s cash flow projections and declines in market values of securities of comparable companies.

Impact of Impairment on Debt Covenants, Counterparty Trading Agreements and Liquidity

The non-cash impairment charge discussed above will not cause EFH or any of its subsidiaries, including TCEH, to be in default under any of their respective debt covenants or counterparty trading agreements, and will not have any material impact on EFH’s liquidity.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements, which are subject to various risks and uncertainties. All statements, other than statements of historical facts, that are included in this Current Report on Form 8-K that address activities, events or developments that EFH, EFIH or EFCH expect or anticipate to occur in the future (often, but not always, through the use of words or phrases such as “intends,” “expects,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” and “outlook”), are forward-looking statements. Although EFH, EFIH and EFCH believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in EFH’s, EFIH’s and EFCH’s reports filed with the SEC (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein).

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibit No.	Description

4.1

Indenture, dated as of October 6, 2010, among Texas Competitive Electric Holdings Company LLC, TCEH Finance, Inc., the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee.

	4.2	Registration Rights Agreement, dated as of October 6, 2010, by and among the Exchange Holder, the Issuer and the Guarantors named therein.

	4.3	Second Lien Pledge Agreement, dated as of October 6, 2010, among the Issuer, the Subsidiary Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as collateral agent.

	4.4	Second Lien Security Agreement, dated as of October 6, 2010, among the Issuer, the Subsidiary Guarantors named therein and The Bank of New York Mellon Trust Company, N.A.

4.5

Intercreditor Agreement, dated as of October 6, 2010, among the Issuer, the Guarantors, The Bank of New York Mellon Trust Company, N.A., in its capacity as collateral agent under the Indenture, and Citibank, N.A., in its capacity as administrative agent under the TCEH Senior Secured Credit Facilities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY FUTURE HOLDINGS CORP.

/s/ Stan J. Szlauderbach
Name: Stan J. Szlauderbach
Title: Senior Vice President & Controller

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

/s/ Stan J. Szlauderbach
Name: Stan J. Szlauderbach
Title: Senior Vice President & Controller

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

/s/ Stan J. Szlauderbach
Name: Stan J. Szlauderbach
Title: Senior Vice President & Controller

Dated: October 8, 2010